5 Generation Bakers, LLC

ANNUAL REPORT

213 High Acres RD
Harmony, PA 16037
(412) 519-2447
http://jennyleeswirlbread.com

This Annual Report is dated April 21, 2026.

BUSINESS

5 Generation Bakers, LLC ("5 Generation Bakers" or the "Company") is a limited liability company, organized under the laws of the state of Pennsylvania. We bake, sell and distribute gourmet cinnamon swirl breads and other clean quality baked goods, including, our flagship product, Jenny Lee Swirl Breads, a Cinnamon Swirl Bread that is differentiated from other commercial breads because of its unique shape and outside coating. Our breakfast breads evoke a sense of comfort and tradition and bring emotions of 'like grandma used to make'. Our loaves of bread are typically found in the bakery department rather than the commercial bread aisle and can also be shipped directly to consumers thanks to our partnership with QVC.

We sell our products to retailers, restaurants, food service operators, other manufacturers, and directly to consumers. As a specialty bakery, we command a stronger margin than other bread bakers. The more we sell, the more we can make.

In addition to the growth in our Jenny Lee brand, we plan to expand our co-packing relationships. We have a current co-pack relation that has shown intention for us to take over several of their products, which has the potential to increase our revenue. We anticipate several other co-packing opportunities that have the potential to generate $2,000,000+ in revenue value annually; however, nothing has been finalized and this will require automation to secure.

The sales team has increased efforts in selling our breads to Egg Companies that convert the swirl bread slices to French Toast. This new item has been featured in WaWa, Scooter's Coffee, White Castle, Caribou Coffee, Marriott Hotels and many other locations over the past several years.

5 Generation Bakers is a literal term - my family has operated bakeries for at least the past 5 generations. The Jenny Lee brand name has been a Pittsburgh icon since the 1930s and we've taken it nationally. We believe we're innovative in two ways: (1) As the Jenny Lee Swirl Breads have gained traction, we've expanded the product line to capture new sales; and (2) We developed a partnership with a separate company, Swirlee Snax to develop and provide ready to eat sandwiches, snack cakes and other baked goods in new and explosive markets.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The year ended December 31, 2024, compared to the year ended December 31, 2025.

Revenue

Revenue for the fiscal year 2024 was $5,827,062 compared to $8,953,356 in the fiscal year 2025.

The 53% increase was a result of the increase in food service conversion of our bread to French Toast and sold into QSR and other food service operators . Our overall organizational revenue growth focus saw 10 of our top 14 customers increase in 2025. We believe the company's growth strategies will allow this trend to continue as we direct the majority of our efforts to developing new product lines with customers that are already growing.

Cost of sales

The Cost of Goods Sold for the fiscal year 2024 was $3,821,622 compared to $6.046,118 in the fiscal year 2025. While our revenue grew over 53%, we experienced increased costs in Labor, Ingredients and Logistics and decreased costs in Packaging. Overall, we experienced an overall slight increase of CoGS, thus a reduced % of Gross Profit. One major price increase in mid-year helped us to control the overall cost increases.

Gross margins

Gross margins for the fiscal year 2024 were $2,005,439 compared to $2,007,238 in the fiscal year 2025.

2025 saw an increase of $901,798 in gross margin, nearly 33% due to an increase in overall production. Currently, baking production is growing quarter over quarter but still only demands 80 hours a week. With 168 hours in a full week (7 days x 24 hours), maximizing production and lifetime will allow us to continue to increase revenue, gross margin, and operational profit.

Expenses

Expenses for the fiscal year 2024 were $2,203,144 compared to $2,444,482 in the fiscal year 2025.

Expenses for 2025 were for the most part flat over 2024. Most expenses outside of CoGS are minimally variable and thus will not change with moderate growth. The Company's expenses consist of, among other things, administrative compensation and benefits, marketing and sales expenses, professional services, R&D expenses, insurance, and other typical overhead costs. We believe the level of expenses at current revenue can supplement growth up to 100% with little overall change or impact.

Historical results and cash flows:

We believe we are on the cusp of continued growth and expect to realize improvement in cash flow, profitability and performance in the coming years. Production time construes an average of less than 90 hours line time in the prevailing 12 months yet revenue is covering overhead. New business and continued growth will expand that line time allowing for a second shift and improved margins on additional production. We believe the historical cash flows will not be indicative of revenue and cash flows expected in the future because of this growth and surpassing operational breakeven point. Past cash was primarily generated through debt, antiquated equipment sales; equity investments; revenues from R&D services; government grants. Our goal is to generate $300,000 in profit in 2026. We have successfully managed our way through the loss of a concentrated risk customer, a pandemic, out of control inflation and supply chain disruptions.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 166,548.

Debt

Creditor: Samson- cash advance
Outstanding balance: $249,591

Interest rate: 23%

Creditor: Idea Financial Line of Credit
Outstanding balance: $245,821
Interest rate: 16%

Creditor: Huntington Bank- Line of Credit
Outstanding balance: $246,615
Interest rate: 5.75%

Creditor: SBA EIDL Loan
Outstanding balance: $335,924
Interest rate: 3.75%

Creditor: Honeycomb- Promissory Note
Outstanding balance: $240,545
Interest rate: 10%

Creditor: Mortgage- Huntington Bank
Outstanding balance: $3,554,910
Interest rate: 5%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Alfred Baker

Scott Alfred Baker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO, Manager & Founder
Dates of Service: June 2009 — Present
Responsibilities: Scott founded 5 Generation Bakers in 2009 and oversees the day-to-day management of the business from leading the sales team, to bookkeeping and working with and developing key managers and production employees. Scott's current salary is $120,000 and Scott has 56.31% equity.
Position: CFO
Dates of Service: February 2010 — Present
Responsibilities: Financial management

Position: National Sales Manager
Dates of Service: February 2010 — Present
Responsibilities: Oversee sales team and perform high level customer management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Stockholder Name: Scott A. Baker
Amount and nature of Beneficial ownership: 1,215,243 units
Percent of class: 59.74%

Title of class: Class B Units
Stockholder Name: Scott A. Baker
Amount and nature of Beneficial ownership: 665 units
Percent of class: 0.532%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Units and Class B Units.

Class A Units

Authorized: 2,034,241
Outstanding: 2,034,241
Voting Rights: 1 vote per unit.
Material Rights: The amount of security authorized is unlimited. The holders of Class A Units have certain inspection rights.

Class B Units

Authorized: 125,069
Outstanding: 125,069
Voting Rights: 0 vote per unit.
Material Rights: The amount of security authorized is unlimited.

What it means to be a minority holder

As a minority holder of Class B Units of 5 Generation Bakers, LLC, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

  The Company requires unanimous voting of Class A Units to initiate a dilution event.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the

following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Class B Unit that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns various intellectual properties. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products depends on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the Company's best interest. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

Disruptions in our supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.

We depend on frequent deliveries of ingredients and other products. We believe we shall have adequate sources of supplies for our ingredients and products to support our operations, however, there are many factors which could cause shortages or interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

We may become subject to complaints and litigation that could have an adverse effect on our business.
In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness or injury resulting from the consumption of our products, including allegations of food-borne illness, adverse health effects, or allergens.   Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

5 Generation Bakers, LLC
By /s/ *Scott A Baker*
Title: President & CEO

By /s/ *Scott A Baker*
Name: Scott A Baker
Title: President & CEO

By /s/ *Scott A. Baker*

Name: <u>Scott A. Baker</u>
Title: President & CEO

Exhibit A
FINANCIAL STATEMENTS

5 Generation Bakers
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
KeyBank MM	65.38
Huntington Bank	141.57
GreenApple	17,638.34
Key Bank	148,702.22
Total Checking/Savings	166,547.51
Accounts Receivable	
Accounts Receivable	726,791.48
Total Accounts Receivable	726,791.48
Other Current Assets	
Undeposited Funds	1,571.40
Total Other Current Assets	1,571.40
Total Current Assets	894,910.39
Fixed Assets	
Building - 1100 Chartiers Ave	
Machinery & Equipment	1,421,867.78
Building	1,490,326.81
Building Improvements	1,535,996.87
Accumlated Depr - Building	-2,133,889.77
Total Building - 1100 Chartiers A...	2,314,301.69
Plant - Island Ave	
Business Equipment	24,926.35
Total Plant - Island Ave	24,926.35
Total Fixed Assets	2,339,228.04
Other Assets	
Syndication Costs	36,594.00
Intangible Assets	
Organization Expenses	18,779.59
Accumulated Amortization	-18,779.59
Total Intangible Assets	0.00
Utility Deposit	6,885.00
Payroll Advance	4,258.00
Total Other Assets	47,737.00
TOTAL ASSETS	**3,281,875.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	468,493.46
Total Accounts Payable	468,493.46
Other Current Liabilities	
Idea Financial LOC	263,419.95
Sampson LOC	38,640.11
Catalyst Connection N/P	1,724.71
LOC Huntington Bank	252,741.89

5 Generation Bakers
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Payroll Liabilities	
Child Support	149.25
AFLAC pretax	28,873.08
Life Ins	-2,288.97
Vision	-816.72
Dental	-7,286.55
401K EC	110,627.42
Total Payroll Liabilities	129,257.51
Total Other Current Liabilities	685,784.17
Total Current Liabilities	1,154,277.63
Long Term Liabilities	
SBA EIDL Loan	338,156.65
Honeycomb N/P	268,864.00
N/P - Huntington Bank	3,585,579.50
Total Long Term Liabilities	4,192,600.15
Total Liabilities	5,346,877.78
Equity	
Partner Capital Accounts	
Capital - Sean Lee	15,000.00
Capital - Diana Repack	15,000.00
Capital - StartEngine Investors	193,915.02
Capital - William Repack Jr.	10,000.00
Capital - Cheryl McHugh	10,000.00
Capital - Amy & Erik Roy	60,000.00
Capital - Kevin Srigley	14,875.00
Capital - Tom Peter	30,750.00
Capital - Lisa Silberman	59,500.00
Capital - Pamela Selker Rak	15,000.00
Capital - Robert Rak	14,750.00
Capital - Brian Long	29,750.00
Capital - Jim Mirasola	30,750.00
Capital - Christopher Manna	13,984.00
Capital - Dean Manna	24,150.00
Capital - 8 Aces Investment LLC	181,703.49
Capital - 1GB LLC	42,050.00
Capital - Scott Kavanagh	46,550.00
Capital - Steve Swanson	7,825.00
Capital - Dennis Loughran	11,387.50
Capital - Mina Baker Knoll	17,250.00
Capital - Aimee Gelston	10,450.00
Capital - Brian Fetteroff	37,287.50
Capital Draws - Scott A. Baker	-72,636.24
Capital - Scott A. Baker	-90,735.78
Capital - Joella R Baker	457.00
Total Partner Capital Accounts	729,012.49
Retained Earnings	-3,084,939.07
Net Income	290,924.23
Total Equity	-2,065,002.35
TOTAL LIABILITIES & EQUITY	3,281,875.43

5 Generation Bakers
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Income	
Resales	96,036.27
Sales	8,857,319.68
Total Income	8,953,355.95
Cost of Goods Sold	
Cost of Resale Goods	119,902.90
Direct Labor	
Facilities	1,500,586.59
Finishing	-6,226.20
Production	478,049.66
Direct Labor - Other	15,166.41
Total Direct Labor	1,987,576.46
Damages	26.25
Uniform	26,599.86
Cost of Goods Sold	
distributor fees and fines	1,150.23
Ingredients	
Crimp Bread	569,416.73
Ingredients - Other	2,467,484.75
Total Ingredients	3,036,901.48
Packaging	616,347.56
Total Cost of Goods Sold	3,654,399.27
Freight and Shipping Costs	
Freezer Storage	1,400.50
Truck Rental	17,297.09
Truck Fuel	5,343.71
Inbound Ingredients/Supplies	21,424.00
Lumper	15,476.45
Shipping/Handling	30,594.37
Freight and Shipping Costs - Other	166,077.46
Total Freight and Shipping Costs	257,613.58
Total COGS	6,046,118.32
Gross Profit	2,907,237.63
Expense	
Payroll Processing	14,542.55
Payroll Taxes	223,914.02
Payroll - Benefits	
Employee meals	4,500.00
401(K)	750.00
Employee Medical Insurance	23,700.00
Total Payroll - Benefits	28,950.00
Flowers	1,787.91
Real Estate Taxes	52,452.66
Employee Benefits - Medical	1,510.00
Training & Education	478.99
Food Safety Program	30,862.59
Equipment	100,471.40
Equipment Rental	10,570.61
Reconciliation Discrepancies	333.97

5 Generation Bakers
Profit & Loss
January through December 2025

	Jan - Dec 25
Supplies	
Retail Refund	65.71
Sampling	3,747.94
Production	10,985.78
Cleaning Supplies	35,035.74
Total Supplies	49,835.17
Advertising	
website	4,721.78
Donation Cash	7,015.00
Rebate	1,645.74
Displays	2,740.18
Promotional Materials	21,016.55
Sponsorship	32,877.00
Ad Agency	36,485.95
Print Advertising	5,000.00
Donation In-Kind	7,322.44
Discounts	42,240.09
Flyers	51,240.64
Marketing Programs	500.00
Food Show	36,577.88
Sampling	2,630.45
Slotting Fee	1,900.00
Advertising - Other	5,250.88
Total Advertising	259,164.58
Automobile Expense	8,591.44
Bank Service Charges	14,598.72
Dues and Subscriptions	12,954.85
Insurance Expense	
Workers Comp	40,703.84
Business Insurance	11,579.00
Insurance Expense - Other	10,146.67
Total Insurance Expense	62,429.51
Interest Expense	272,843.76
Meals and Entertainment	4,246.00
Miscellaneous	1,304.56
Office Supplies	
IT	30,974.75
Office Supplies - Other	48,426.91
Total Office Supplies	79,401.66
Parking Expense	
Tolls	2,412.78
Parking Expense - Other	1,191.36
Total Parking Expense	3,604.14
Payroll Expenses	
AFLAC post tax	359.04
AFLAC pretax	12,711.65
Life Ins	590.40
401K	83,467.75
Direct Labor	28,929.80
Employee Meals	12,802.95
Mileage Reimbursement	4,986.55
Broker Fees	30,809.01
Payroll Expenses - Other	580,223.15
Total Payroll Expenses	754,880.30
Postage	587.02

5 Generation Bakers
Profit & Loss
January through December 2025

	Jan - Dec 25
Professional Fees	
Kosher Certification	16,025.04
Accounting	17,500.00
Legal Fees	3,487.90
Professional Fees - Other	41,120.00
Total Professional Fees	78,132.94
Rent Expense	244.50
Repairs and Maintenance	
Equipment	98,699.00
PM Equipment	11,012.65
Building Maintenence General	18,071.17
Pest Management	8,331.81
Trash Removal	22,386.45
Repairs and Maintenance - Other	10,725.46
Total Repairs and Maintenance	169,226.54
Telephone Expense	2,817.19
Travel Expense	
Hotel Lodging	13,631.90
Airfare	9,885.08
Travel Expense - Other	3,344.44
Total Travel Expense	26,861.42
Utilities	
Propane	758.25
Gas	65,153.05
Electric	99,043.03
Water	11,929.00
Total Utilities	176,883.33
Total Expense	2,444,482.33
Net Ordinary Income	462,755.30
Other Income/Expense	
Other Income	
Interest Income	723.71
Other Income	10,000.00
Total Other Income	10,723.71
Other Expense	
5GB Real Estate Holdings	
Mortgage Interest	182,921.54
Total 5GB Real Estate Holdings	182,921.54
Ask My Accountant	-366.76
Total Other Expense	182,554.78
Net Other Income	-171,831.07
Net Income	**290,924.23**

5 Generation Bakers
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	290,924.23
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-108,274.41
Accounts Payable	98,412.86
Idea Financial LOC	263,419.95
Sampson LOC	-186,359.89
Libertas LOC	-194,531.34
Catalyst Connection N/P	-7,338.56
LOC Huntington Bank	-23,438.81
Payroll Liabilities:Child Support	149.25
Payroll Liabilities:AFLAC pretax	14,229.50
Payroll Liabilities:Life Ins	-1,455.35
Payroll Liabilities:Vision	-481.20
Payroll Liabilities:Dental	-5,689.57
Payroll Liabilities:401K EC	62,869.37
Net cash provided by Operating Activities	202,436.03
INVESTING ACTIVITIES	
Building - 1100 Chartiers Ave:Machinery & Equipment	-129,069.48
Building - 1100 Chartiers Ave:Building Improvements	-1,880.00
Plant - Island Ave:Business Equipment	-14,860.00
Net cash provided by Investing Activities	-145,809.48
FINANCING ACTIVITIES	
SBA EIDL Loan	-8,644.42
Honeycomb N/P	103,889.74
N/P - Huntington Bank	-117,036.89
Partner Capital Accounts:Capital Draws - Scott A. Baker	-30,500.00
Partner Capital Accounts:Capital - Scott A. Baker	-110,550.00
Net cash provided by Financing Activities	-162,841.57
Net cash increase for period	-106,215.02
Cash at beginning of period	274,333.93
Cash at end of period	**168,118.91**

(in, $US)	Members' Equity
Balance - December 31, 2022	**$ (1,941,702.00)**
Capital Contribution	$ 240,594.00
Net income/(loss)	$ (159,626.00)
Balance - December 31, 2023	**$ (1,847,808.00)**
Capital Distribution	$ (42,429.00)
Net income/(loss)	$ (354,644.00)
Balance - December 31, 2024	**$ (2,214,877.00)**
Capital Distribution	$ 149,875.00
Net income/(loss)	$ 230,971.00
Balance - December 31, 2025	**$ (2,065,002.00)**

NOTE 1 – NATURE OF OPERATIONS

5 Generation Bakers, LLC, was formed on June 9, 2009 ("Inception") in the State of Pennsylvania. The financial statements of 5 Generation Bakers, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in McKees Rocks, Pennsylvania.

5 Generation Bakers, LLC is a commercial bakery manufacturer specializing in the production of gourmet cinnamon swirl breads marketed under the Jenny Lee Brand name.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers after products have shipped and/or when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed

and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods over the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company maintains several debt obligations including a mortgage, equipment leases, line of credit and cash advances. The company is making regular monthly payments and is current with all debtors. Principle balances have been reduced over the course of the previous year.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The company is an LLC rather than a corporation and thus has no common stock. Rather, LLC members own units of the Company. There were no changes to the member or units in 2025. As of December 31, 2025, there are 2,034,241 Class A Units and 125,069 Class B Units for a total of 2,159,310 outstanding units of the company.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 30, 2026, the issuance date of these financial statements. The Company received a cash advance of $300,000 on February 4th, 2026 which requires payment the 1st and 3rd Thursday of each month. The Company is current on these payments.





I, Scott A. Baker, the President of 5 Generation Bakers, LLC, hereby certify that the financial statements of 5 Generation Bakers, LLC and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $8,953,356; taxable income of $33,423 and total tax of $16 (not including taxes paid on personal returns by 5 Generation Bakers LLC members).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 30, 2026

_______________________ (Signature)

___President & CEO ______ (Title)

___03/30/2026____________ (Date)

1100 Chartiers Avenue, McKees Rocks, PA 15136
412.444.8200 * www.jennyleeswirlbread.com